GDEV Inc.

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

July 8, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mariam Mansaray, Matthew Derby

Re:	GDEV Inc. (the “Company”) Registration Statement on Form F-3 (File No. 333-280580)

Dear Ms. Mansaray and Mr. Derby:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests acceleration of the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-280580) (the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 10, 2024, or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling J. David Stewart at +44 207 710 3098.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

GDEV Inc.

By:	/s/ Andrey Fadeev
	Name:	Andrey Fadeev
	Title:	Chief Executive Officer and Director

cc:	(via email)
J. David Stewart, Latham & Watkins LLP